SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                              WORONOCO BANCORP INC.
              -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                   981630-10-6
             ------------------------------------------------------
                                 (CUSIP Number)

                                  July 23, 2001
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed

                  [ ] Rule 13d-1(b)
                  [x] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No  981630-10-6
-------------------------------------------------------------------------------
         1) Names of Reporting Persons
                  I.R.S. Identification Nos. of Above Persons (entities only)

                           INVESTORS OF AMERICA LIMITED PARTNERSHIP
-------------------------------------------------------------------------------

         2) Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [  ]
           (b)  [  ]
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         3) SEC Use Only
-------------------------------------------------------------------------------

         4) Citizenship or Place of Organization

                           Nevada
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Number of           (5)  Sole Voting Power                          200,000
Shares              -----------------------------------------------------------
Beneficially        (6)  Shared Voting Power                              0
Owned by            -----------------------------------------------------------
Each Reporting-     (7)  Sole Dispositive Power                     200,000
Person              -----------------------------------------------------------
With                (8)  Shared Dispositive Power                         0
-------------------------------------------------------------------------------

          9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                           200,000
-------------------------------------------------------------------------------
         10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------

         11)  Percent of Class Represented by Amount in Row 9

                           5.1%
-------------------------------------------------------------------------------

         12)  Type of Reporting Person (See Instructions)

                           IV,PN
-------------------------------------------------------------------------------

Item 1:

                (a)    Name of Issuer:
                       Woronoco Bancorp Inc.

                (b)    Address of Issuer's Principal Executive Offices:

                       31 Court Street
                       Westfield, Massachusetts 01085

Item 2:

                (a)    Name of Person Filing:

                       This Schedule 13G is being filed by Investors of America Limited Partnership (the "Reporting Person").

                (b)    Address of Principal Business Office or, if none,
                       Residence:

                       135 North Meramec
                       Clayton, Missouri 63105

                (c)    Citizenship:

                       Investors of America Limited Partnership is a Nevada Limited partnership.

                (d)    Title of Class of Securities:
                       This statement relates to Common Shares of the Issuer ("Shares")

                (e)    CUSIP Number:
                       981630-10-06
Item 3: If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
                (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
                (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
                (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
                (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
                (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
                (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
                (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                (j)    [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box [ ].

Item 4:   Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) - (b) Amount beneficially owned and percent of class:

         On July 23, 2001, it was learned that the Issuer has been repurchasing Common Stock and, as a result of the repurchases, the Reporting Person's ownership had exceeded 5%. The Reporting Person beneficially owns 200,000 shares of the Common Stock, which constitutes approximately 5.09% of the 3,932,018 shares of Common Stock outstanding as of May 4, 2001, as reported in Form 10-Q for the quarterly period ended March 31, 2001.

       (c)  Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote            200,000
               (ii) Shared power to vote or to direct the vote                0
              (iii) Sole power to dispose or to direct the
                    disposition of                                      200,000
               (iv) Shared power to dispose or to direct the disposition of   0

Item 5:   Ownership of Five Percent or Less of a Class.

                         This Item is not applicable.

Item 6:   Ownership of More than Five Percent on Behalf of Another Person.

                  No other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Person.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                      This Item is not applicable.

Item 8:   Identification and Classification of Members of the Group.

                      This Item is not applicable.

Item 9:   Notice of Dissolution of Group.

                      This Item is not applicable.

Item 10:  Certifications.

         (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 24, 2001
                              INVESTORS OF AMERICA LIMITED PARTNERSHIP


                              /s/ James F. Dierberg
                                  ---------------------------------------
                                  James F. Dierberg, President of First
                                  Securities America, General Partner